SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7888

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
FRANKFURT NEW YORK WASHINGTON, DC

FOUNDED 1866

82—



07023200

Our Ref: 22277-00002

April 27, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
MAY 0 7 2007
THOMSON
FINANCIAL

dw 5/4



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COSL Announces Unaudited Operational Data for the First Quarter of 2007

(26 April 2007 – Beijing) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883.HK) announced today its unaudited operational statistics for the three months ended 31 March 2007.

Starting from 2007, the business of offshore oil and gas exploration and development in the PRC has been vibrant, resulting in strong demand for drilling services. For the first quarter ended 31 March 2007, the average utilization rate for drilling rigs in terms of available days reached 100.0%. In terms of calendar days, the average utilization rate was 96.9%, representing an increase of 8.6% over that of the corresponding period in the previous year. In the first quarter, operating days for jack-up rigs has increased by 195 days or 17.5% to 1,308 days over the corresponding period last year, whereas that for jack-up rigs increased by 111 days or 12.0% when compared with the corresponding period last year. The above changes were mainly attributable to the commencement of operation of COSL941 in June last year, leading to an increase of operating days of 90 days and a decrease of maintenance days for jack-up rigs of 21 days compared with the corresponding period last year. The operating days for semi-submersibles increased by 84 days or 45.2% when compared with the corresponding period last year, which was mainly due to the fact that no maintenance work for NH5 and NH6 was required during the first quarter of the year.

For its well workover business, the Company operated for 3,460 team-days, posting an increase of 183.8% from 1,219 team-days in the same period of 2006. Such increase was attributable to the additional well workover construction projects in PRC.

NH2, which was deployed in offshore China, Myanmar and Indonesia for operations under short-term contracts, will be deployed to the South China Sea for the execution of new contracts.

During the first quarter, COSL recorded full operating datum of well services in respect of which the Company provided logging and directional drilling were 214 and 150 respectively, representing a year-on-year increase of 24.4% and 163.2%. Such increase was mainly due to the increasing number of drilling projects in Bohai Bay and South China Sea as per operating instruction. COSL offered cementing of 105 wells, a surge of 87.5%, which was mainly attributable to the significant increase in operation volume of well completion and well maintenance. Furthermore, COSL provided drilling fluids and well completion services to 58 and 262 wells respectively, posting a decrease of 38.3% and 21.1%. Despite the decreasing operation volume of drilling fluids and well completion services as compared with that of the corresponding period the previous year, income generated from both operations increased with higher service fees due to the introduction of new and advanced technological materials.

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Meanwhile, COSL achieved new breakthroughs in the overseas market of its well services with the competitiveness of its cementing operation continued to enhance. In February 2007, COSL entered into a contract with The PNOC Energy Development Corporation ("PNOC-EDC"), regarding the cementing operation for LIHIR ("LIHIR") in Papua New Guinea. The contract lasts one year, covering a total of 20 wells with the estimated operating duration of five years. COSL will provide the design of cementing project, cementing pumps, technicians, equipments, admixtures and partial amount of cement raw materials.

As of 31 March 2007, COSL operates 70 support vessels, of which the total number of operating days for COSL672, the newly added AHTS vessels, amounted to 44 days in the first quarter. The marine support and transportation services business of the Company operated for a total of 5,755 days during the period, posting an increase of 92 days or 1.6% over that of the corresponding period the previous year. In terms of available days, the average utilization rate was 98.9%, representing an increase of 1.8% over the corresponding period last year.

In respect of the Company's geophysical services, the 3D seismic data acquisition market experienced satisfactory development. With the commencement of operation of the 6-streamer seismic vessel, COSL718, and the renovation of Binhai 512, the 3D seismic data acquisition operation substantially increased to 2,215 km², representing a surge of 271.1%. At the same time, COSL was delighted to obtain the 2D seismic data processing contract of Devon in the Yellow Sea. The data processing amount reached 6,157 km. The processing operation grew rapidly, demonstrating an increase of 1,624.8% over that of the corresponding period the previous year. As some vessels focused on 3D seismic data acquisition, the Company's collection of 2D seismic data dropped by 10.3% to 13,179 km.

Mr. Yuan Guangyu, CEO and President of COSL, said, "First of all, I am pleased to witness such remarkable operational performance in the first quarter. Crude oil price in the international market during the period maintained steady growth. Amidst favorable business environment, strong demand for oilfield services by oil companies in offshore China and peripheral regions provided immense development potential to the Company. Looking ahead, COSL is dedicated to explore international market, invest in increasing new production capability and cultivate innovative development model, so as to realize quality and rapid growth."

Mr. Zhong Hua, Executive Vice President and CFO of the Company, also added, "During the first quarter of 2007, all the business indicators of COSL remained satisfactory. The Company also achieved new breakthroughs in domestic and overseas businesses. With more new equipment commencing operation and increasing number of operating projects, we believe COSL is well-poised to attain another sets of excellent results in the near future."

Operational Performance Overview:

Drilling Activities	As at 31 March 2007	As at 31 March 2006	Change (%)
Operating Days (Days)	1,308	1,113	17.5%
Jack-up	1,038	927	12.0%
Semi-submersible	270	186	45.2%
Utilization Rate (Available Day)	100.0%	100.0%	0.0%
Jack-up	100.0%	100.0%	0.0%
Semi-submersible	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	96.9%	88.3%	8.6%
Jack-up	96.1%	93.6%	2.5%
Semi-submersible	100.0%	68.9%	31.1%
Well Workover (Team • Day)	3,460	1,219	183.8%

Well Services	As at 31 March 2007	As at 31 March 2006	Change (%)
Logging (no. of jobs)	214	172	24.4%
Drilling Fluids (no. of wells)	58	94	-38.3%
Directional Drilling (no. of jobs)	150	57	163.2%
Cementing (no. of wells)	105	56	87.5%

Well Completion (no. of jobs)	262	332	-21.1%

Marine Support and Transportation Services	As at 31 March 2007	As at 31 March 2006	Change (%)
Operating Days (Days)	5,755	5,663	1.6%
Standby Vessels	3,143	3,235	-2.8%
AHTS Vessels	1,728	1,549	11.5%
PSV Vessels	530	540	-1.8%
Utility Vessels	354	339	4.3%
Vessel Utilization Rate (Available Day)	98.9%	97.1%	1.8%
Standby Vessels	100.0%	99.1%	0.9%
AHTS Vessels	99.6%	96.7%	2.9%
PSV Vessels	100.0%	100.0%	0.0%
Utility Vessels	85.5%	79.6%	5.9%
Vessel Utilization Rate (Calendar Day)	91.7%	92.5%	-0.8%
Standby Vessels	91.9%	94.6%	-2.7%
AHTS Vessels	92.6%	90.6%	2.0%
PSV Vessels	98.2%	100.0%	-1.8%
Utility Vessels	78.6%	75.3%	3.3%

Geophysical Services	As at 31 March 2007	As at 31 March 2006	Change (%)
2D Seismic Data			
Data Acquisition (km)	13,179	14,687	-10.3%
Data Processing (km)	6,157	357	1,624.8%
3D Seismic Data			
Data Acquisition (km^2)	2,215	597	271.1%
Data Processing (km^2)	1,903	60	3,071.7%

Background Information about the Company

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at March 31, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS management standards.

For further enquires, please contact:

Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

IPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Doris Lam
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6751
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / doris.lam@iprogilvy.com


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File No.: 82-34696

COSL





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COSL & Husky Energy Enter Into Large-Scale 3D Seismic Data Acquisition Contract

(26 April 2007 --Beijing) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) is pleased to announce that the Company entered into a 3D seismic data acquisition contract with Husky Energy Inc. COSL718, the Company's six-streamer seismic vessel, will execute the operation contract during the effective timeframe in 2007, for an operation period of approximately six months.

The operation will cover the eastern area of the South China Sea, with water depth ranges from 200 to 1,000 m. The contract covers the operation volume of seismic data for an area of 2,800 full fold km^2.

"This is the largest 3D seismic data acquisition contract obtained by COSL upon its listing." Mr. Yuan Guangyu, CEO and President of COSL, said with delight. "Looking forward, the global demand for oil and gas exploration will remain strong, with an increasing number of exploration and development in offshore China, thereby fuelled the operation demand for 3D seismic data collection by oil companies. COSL is proactively responding to market changes by improving the capability of its equipment. With the newly revamped COSL718 commencing operation, our operation efficiency is significantly enhanced. This not only enables the Company to cater to the international demand for the operation of mutli-focus and multi-streamer seismic vessels, but also contributes to a favorable environment for the Company to capture more market opportunities in the geophysical services sector and generate lucrative returns."

Mr. Zhong Hua, CFO and Executive Vice President of the Company added, "By strengthening and upgrading our existing equipments, we can further increase revenue contribution to the Company, which is one of the key momentum for COSL's future development."

COSL718, the new six-streamer seismic vessel of COSL commenced operation upon revamping in March 2006. With its remarkable operation efficiency and service capability, it received extensive customer recognition.

Background Information about the Company

Related Links
Mission Statement
QHSE
Others
QuickLinks
SiteMap
Contact
Guest Book
PPT View

COSL ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at March 31, 2007, COSL operated 15 drilling rigs, including 11 jack-ups and three semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets in offshore China, including 70 support vessels and five oil tankers, one chemical vessel, seven seismic vessels, and four geotech survey vessels. It also has a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

The majority of COSL's business activities are conducted in offshore China, with the other activities extending to different regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained ISM (International Safety Management) certifications, and has established and executed QHSE management system according to the ISO 9000, ISO 14000 and OHSAS management standards.

-

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR Ogilvy Ltd.
Natalie Tam / Antonia Au / Katie Tsui / Doris Lam
Tel: 2136 6182/ 2136 6176/ 2136 6955/ 3170 6751
Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / doris.lam@iprogilvy.com


END